Contact

www.linkedin.com/in/chasmcfeely (LinkedIn)
www.mcfeelyandson.com (Portfolio)
www.weirdcharity.com (Personal)

Top Skills

Marketing Strategy
Advertising
Customer Insight

Chas McFeely

Co-Founder at heybaby
San Francisco, California, United States

Summary

Ideation, start-up ventures, creative management, copywriting and many other incredibly impressive things. Specialties include branding, marketing strategy, and highly shareable social content. I generally just like to work on fun stuff with nice people. Could be something meaningful. Or something dumb and entertaining. Thanks for reading and have a great day.

Experience

heybaby dating
Co-Founder at heybaby (dating app for people who want kids or have kids)
July 2019 - Present (3 years 6 months)
San Francisco Bay Area

heybaby is a dating app for people who want kids or have kids. And if your curiosity took you this far, please visit www.heybaby.app and read more. Thank you.

McFeely & Son
Owner
March 2015 - Present (7 years 10 months)

Ideas, strategy and copywriting for companies big and small.

Weird Charity
Founder
January 2015 - Present (8 years)
San Francisco Bay Area

Redbubble
VP/Creative Director
August 2015 - July 2019 (4 years)

MUH-TAY-ZIK HOF-HER
ACD/CD/Writer

September 2009 - March 2015 (5 years 7 months)

Creative thinker in the industry formerly known as advertising.

Hook Chas Up
Creator
2011 - 2012 (1 year)

Chuckle Hut Industries
Head Magnate
2010 - 2012 (2 years)

The Guild
Executive Creative Director
July 2006 - February 2009 (2 years 8 months)

Managed creative department, co-managed company, and helped various startups and early-stage companies (with strategy, ideation, and production oversight) understand and tackle their creative/marketing challenges.

Kirshenbaum Bond & Partners
2 years 1 month

Creative Director
July 2005 - April 2006 (10 months)

Associate Creative Director
April 2004 - July 2005 (1 year 4 months)

ATTIK
Freelance Copywriter
2003 - 2004 (1 year)

EURO RSCG San Francisco
Senior Copywriter
2001 - 2001 (less than a year)

Maiden Lane
Senior Copywriter
1999 - 2000 (1 year)

MVBMS New York
Copywriter
1996 - 1999 (3 years)

JWT Detroit
Account Manager
1992 - 1995 (3 years)

Education

School of Visual Arts
· (1996 - 1996)

Michigan State University
Economics/Psychology/Sociology · (1988 - 1992)

Harriton Senior High School
· (1984 - 1988)